TPC CORPORATION SIGNS AGREEMENT TO BE ACQUIRED BY PACIFICORP HOLDINGS, INC.

     Houston, Texas (March 12, 1997) -- TPC Corporation (NYSE: TPC) announced today that TPC has entered into a definitive merger agreement with PacifiCorp Holdings, Inc., a wholly owned subsidiary of PacifiCorp (NYSE:PPW), of Portland, Oregon.

     Under the terms of the merger agreement, which was approved by TPC's Board of Directors at a meeting held yesterday, PacifiCorp, through a subsidiary, will commence a tender offer on Tuesday, March 18, 1997, to purchase all outstanding shares of TPC common stock for $13.41 per share. The aggregate purchase price for outstanding shares and stock options is expected to be approximately $288 million.

     The tender offer will be conditioned upon, among other things, the tender of TPC shares which represented at least a majority of the outstanding shares on a fully-diluted basis. In addition, the agreement provides that if it is terminated under specified circumstances, PacifiCorp will be entitled to receive from TPC a fee of $9 million. In the merger to occur following consummation of the tender offer, each share of TPC common stock which is outstanding and not purchased pursuant to the tender offer will be converted into the right to receive $13.41 in cash.

     PacifiCorp and TPC expect that the necessary filings with the Securities and Exchange Commission in connection with the tender offer will be made early next week, and that the tender offer documents will be mailed to TPC's shareholders promptly thereafter.


                                     -more-

     The transaction is the culmination of an exploration of strategic alternatives for increasing shareholder value that TPC's Board of Directors began last fall.

     Larry W. Bickle, chairman and chief executive officer of TPC, said, "TPC is excited to be able to combine its business with PacifiCorp. The acquisition recognizes the great progress TPC has made in expanding our gathering and processing business, our gas marketing operations, and our gas storage business through Market Hub Partners. The combination of our company and PacifiCorp makes us a formidable competitor in eastern energy markets."

     "This transaction is key in establishing PacifiCorp as full service energy company," said Fred Buckman, PacifiCorp president and chief executive officer. "To successfully compete, energy companies need to have the skills and assets that enable them to meet all aspects of customers' energy needs, be they electricity, gas or coal." Dennis Steinberg, PacifiCorp senior vice president of global sales and marketing, added, "Customers tell us they want to deal with an energy provider who can take care of their total energy needs. So we have taken this significant step toward building gas capabilities into our energy marketing portfolio."

     TPC Corporation was represented in the transaction by Lehman Brothers as financial advisors, and Baker & Botts, L.L.P., as legal advisors.

     For the year ended December 31, 1996, TPC had revenue of $617 million and net income of $5 million. At December 31, 1996, TPC had $349 million in total assets, total liabilities of $246 million (including $139 million of long-term debt) and stockholders' equity of $103 million.

     PACIFICORP IS THE PARENT COMPANY OF PACIFIC POWER AND UTAH POWER, SERVING
1.4 MILLION RETAIL ELECTRIC CUSTOMERS THROUGHOUT PORTIONS OF SEVEN WESTERN STATES. THE COMPANY ALSO HAS ELECTRIC OPERATIONS IN AUSTRALIA, IS A MAJOR WHOLESALE POWER MARKETER AND PROVIDES TELECOMMUNICATIONS SERVICES THROUGHOUT THE UNITED STATES THROUGH PACIFIC TELECOM, INC.

     TPC CORPORATION IS ENGAGED IN THE GATHERING, PROCESSING, HIGH-DELIVERABILITY STORAGE AND MARKETING OF NATURAL GAS. THROUGH ITS 66% OWNED AFFILIATE, MARKET HUB PARTNERS, THE COMPANY CURRENTLY HAS TWO FULLY OPERATIONAL MARKET HUBS--THE MOSS BLUFF HUB IN TEXAS AND THE EGAN HUB IN LOUISIANA; THREE OTHER SUCH MARKET HUBS ARE IN VARIOUS STAGES OF DEVELOPMENT IN STRATEGIC LOCATIONS IN MISSISSIPPI, PENNSYLVANIA AND THE MIDWEST AREA. INFORMATION ON TPC IS ACCESSIBLE ON THE INTERNET THROUGH THE WORLDWIDE WEB AT THE FOLLOWING ADDRESS: HTTP://WWW.TPC-CORP.COM.

                               ####